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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc Investment Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 PINE STREET, SUITE 601
(No. and Street)

SAN FRANCISCO (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE DOHREN (415) 399-5835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN
(Name – *if individual, state last, first, middle name*)

600 UNIVERSITY STREET, SUITE 1100 (Address) SEATTLE (City) WA (State) 98109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

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2 ____
3 ____
4 ____
5 ____
6 ______________________________ ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2010, by

Date | Month | Year

(1) Chris Nichols,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



LEAH NEBRE WATTS
Commission # 1798651
Notary Public - California
San Francisco County
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Signature Leah M Watts

Signature of Notary Public

Place Notary Seal Above

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Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

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McGladrey & Pullen

Certified Public Accountants

Banc Investment Group, LLC

Financial Report
December 31, 2009

Banc

Investment

Group

LLC

Financial

Report

December 31

2009

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Banc Investment Group, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of **Banc Investment Group, LLC** as of December 31, 2009, and the related statements of income, member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Banc Investment Group, LLC** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Seattle, Washington
February 24, 2010

Financial

Statements

Statement of Financial Condition

Banc Investment Group, LLC
December 31, 2009

Assets	
Cash and cash equivalents	$ 231,853
Deposits with clearing organization	2,113,984
Accounts receivable:	
Customers	316,737
Related parties	155,808
Intangible assets:	
Broker/dealer license	55,000
Goodwill	195,000
Capitalized software development costs, net of accumulated amortization of $ 658,628	603,857
Furniture and equipment, net of accumulated depreciation of $ 384,252	148,544
Other assets	123,763
Total assets	**$ 3,944,546**
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 15,424
Accrued liabilities	1,372,827
Total liabilities	**1,388,251**
Commitments and Contingencies	**- -**
Member's Equity	**2,556,295**
Total liabilities and member's equity	**$ 3,944,546**

See notes to financial statements.

Statement of Income

Banc Investment Group, LLC
Year Ended December 31, 2009

Revenue	
Loan brokerage fees	$ 2,754,359
Certificate of deposit brokerage fees	3,728,331
Consulting fees	3,952,898
Derivative finder's fees	1,330,164
Investment advisory fees	1,330,164
Fixed income securities	874,022
Federal funds	225,638
Other - transactional	815,800
Other	31,179
Total revenue	**15,042,555**
Expenses	
Compensation and benefits	$ 9,045,843
Professional services	1,049,294
Clearing and brokerage	613,517
Facilities and overhead	265,925
Marketing and travel	220,073
Depreciation and amortization	296,758
Other	513,852
Total expenses	**12,005,262**
Net income	**$ 3,037,293**

See notes to financial statements.

Statement of Member's Equity

Banc Investment Group, LLC
Year Ended December 31, 2009

Balance, December 31, 2008	$3,363,194
Distribution to member	(4,000,000)
Stock-based compensation expense	155,808
Net income	3,037,293
Balance, December 31, 2009	**$2,556,295**

See notes to financial statements.

Statement of Cash Flows

Banc Investment Group, LLC
Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net income	$3,037,293
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	296,758
Stock-based compensation expense	155,808
Changes in assets and liabilities:	
Accounts receivable	(109,169)
Other assets	24,940
Accounts payable and accrued liabilities	(2,217,096)
Net cash provided by operating activities	**1,188,534**
Cash Flows from Investing Activities	
Capitalized software development costs	(490,995)
Purchase of furniture and equipment	(41,050)
Net cash used in investing activities	**(532,045)**
Cash Flows from Financing Activities	
Distribution to member	**(4,000,000)**
Change in cash and cash equivalents	**(3,343,511)**
Cash and Cash Equivalents	
Beginning of year	5,689,348
End of year	**$2,345,837**

See notes to financial statements.

Banc Investment Group, LLC
December 31, 2009

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business

Banc Investment Group, LLC (the Company), a wholly owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company) was formed May 2002, and commenced operations August 2002. The Company is organized as a California limited liability company, which will be dissolved December 31, 2050. The Company operates as a securities broker/dealer and offers a wide range of capital market products to independent financial institutions as broker, including fixed income, cash equivalents, interest rate derivatives, loan brokerage and tax advantaged investments to customers. The Company also offers consulting services such as asset/liability management and investment advisory services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all customer accounts and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high-quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its customers. These activities may expose the Company to indirect credit risk in the event customers or third parties are unable to fulfill their contractual obligations.

(continued)

Banc Investment Group, LLC
December 31, 2009

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Cash and Cash Equivalents

The Company considers all highly liquid investments, including deposits with clearing organization, with an original remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents held at the clearing organization are included in cash and cash equivalents on the statement of cash flows.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable represent amounts due from customers, arising from billings under standard terms. The Company provides an allowance for uncollectible receivables based on a combination of estimated losses on specific accounts and a general reserve. Management has determined that no allowance for uncollectible receivables is considered necessary as of December 31, 2009.

Software Development Costs

The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll and related benefit costs for employees devoting time to the software projects. Such costs are amortized over an estimated useful life of three years. The amount capitalized for internal-use software during the year ended December 31, 2009, was $490,995. Amortization expense for these costs during the year ended December 31, 2009, was $213,974.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or the improvements' estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company evaluates capitalized software costs and furniture and equipment for impairment whenever current events and circumstances indicate the carrying amount may not be recoverable. If the carrying amount is greater than the expected future undiscounted cash flows to be generated, the Company recognizes an impairment loss equal to the excess, if any, of the carrying value over the fair value of the asset.

(continued)

Banc Investment Group, LLC
December 31, 2009

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Intangible Assets

Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker/dealer license has an indefinite useful life. The intangible assets are tested annually for impairment and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense, immediately. Based on its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2009.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis, generally three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. As of and for the year ended December 31, 2009, the Company's financial condition and results of operations, using the settlement date basis, are not materially different from recording transactions on the trade-date basis. Loan brokerage, certificate of deposit brokerage and derivative finder's fees are recognized when the transaction is consummated. Consulting revenue is recognized as services are provided. Federal funds program revenue is recorded based on contractual fees earned, including daily transaction fees. Most other types of revenue are recognized as earned when the service is provided or product delivered.

Stock-Based Compensation

The Parent Company offers equity compensation in the form of stock options and restricted stock grants to employees and directors of the Company. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors. Compensation cost is measured as the fair value of these awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Parent Company's common stock at the date of grant is used to estimate the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

The Parent Company's stock compensation plans are described more fully in Note 8.

(continued)

Banc Investment Group, LLC
December 31, 2009

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Income Taxes

The Company is a limited liability company (LLC) and has elected to be a disregarded entity for federal income tax purposes. Therefore, the Company is not subject to federal or state income taxes at the Company level but as part of a consolidated income tax return. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement. The Company adopted newly issued FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. The Member has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and has concluded that no provision for income tax is required in the Company's financial statements. The Company intends to continue to make cash distributions to its member, as needed. Accordingly, tax liabilities are the member's responsibility, except for the minimum state tax requirement and limited liability company fees.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued *Fair Value Measurements* (which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. It also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued additional guidance on *Fair Value Measurements*, which permits a one-year deferral for the implementation with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted fair value measurements for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company has adopted the provisions of the fair value guidance with respect to certain nonfinancial assets. The Company has no financial or non-financial assets subject to fair value measurements as of December 31, 2009.

In April 2008, the FASB issued *Determination of the Useful Life of Intangible Assets* which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset, including *Goodwill and Other Intangible Assets*. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. It also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. This pronouncement had no impact on the financial statements for the year ended December 31, 2009.

(continued)

Banc Investment Group, LLC
December 31, 2009

Note 1 - Operations and Summary of Significant Accounting Policies *(concluded)*

Recent Accounting Pronouncements *(concluded)*

In June 2009, the FASB issued FAS 168, "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles replacement of FAS 162" (the "Codification"). The Codification supersedes all existing accounting and reporting standards other than the rules of the Securities and Exchange Commission (the "SEC"). Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative guidance for SEC registrants. Updates to the Codification are being issued as Accounting Standards Updates, which will also provide background information about the guidance, and provide the basis for conclusions on changes in the Codification. The Codification became effective for the Company on July 1, 2009 and did not have a material impact on the Company's financial statements.

In May 2009, the FASB issued guidance on subsequent events that standardizes accounting for, and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, the Statement defines: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this guidance as of June 30, 2009 and it did not have a material impact on the Company's financial statements. The Company has evaluated subsequent events through February 24, 2010, which is the date the financial statements were issued.

Note 2 - Transactions with Clearing Organization

The Company has an agreement with JP Morgan, whereby JP Morgan clears all security transactions, carries all customer accounts and performs certain other services. The agreement is cancellable upon 30 days' prior written notice of either party. As a part of this agreement, the Company is required to maintain deposits with the clearing organization. The amount of such balances for the year ended December 31, 2009, was $300,000 and is recorded in deposits with clearing organization on the statement of financial condition.

Banc Investment Group, LLC
December 31, 2009

Note 3 - Commitments

The Company leases its facilities under noncancellable operating leases expiring through 2011. Minimum rental commitments under these leases for future years ending December 31 are as follows:

2010	$51,459
2011	4,800

The Company also rents office space in San Francisco and Irvine from its Parent Company on a month-to-month basis with monthly rental payments totaling $9,925 per month.

Rent expense totaled $182,216 for the year ended December 31, 2009.

Note 4 - Employee Benefit Plans

The Parent Company offers a 401(k) defined contribution plan to employees who have successfully completed 90 days of service. The plan is a nonmatching, self-directed plan to defer compensation, as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to 15 percent of their compensation, subject to certain limits based on federal tax laws.

The Parent Company offers a profit sharing plan to its employees, who are eligible to participate after working 1,000 hours. Contributions vest to the employee equally over a four-year period. The Company made no contribution for the year ended December 31, 2009.

Note 5 - Employee Stock Ownership Plan

The Parent Company sponsors an Employee Stock Ownership Plan (ESOP) with an effective date of January 1, 2008. The purpose of the plan is to enable full-time employees who are at least 21 years of age and have been credited with 1,000 hours or more of service in the plan year to acquire stock ownership in the Parent Company. Contributions to the plan are at the discretion of the board of directors. For the year ended December 31, 2009, no contributions had been made to the plan and no compensation expense was recognized related to the plan.

In the event a terminated plan participant desires to sell his or her shares of the Parent Company's stock, or for certain employees who elect to diversify their account balances, the Parent Company may be required to purchase the shares from the participant at their fair market value. Shares of the Company's common stock purchased by the ESOP are held by the ESOP until released to participants. Under this plan, during 2009 the ESOP acquired 4,880 shares of the Parent Company's common stock. At December 31, 2009, the plan held 4,880 shares of the Parent Company's stock and $100,098 in cash. As of December 31, 2009, no shares have been allocated to participants. The fair value of the shares held by the ESOP is $146,400 at December 31, 2009.

Banc Investment Group, LLC
December 31, 2009

Note 6 - Related-Party Transactions

The Company contracts services and reimburses affiliated companies. Such services include computer network support and operating cost reimbursements for facilities, accounting and administrative services.

The Company also executes transactions on behalf of affiliates acting in a broker capacity and provides consulting services to affiliated companies. Revenue for services performed for related parties during 2009 totaled $2,855,625. Included in accounts receivable at December 31, 2009, was $155,808 due from an affiliate.

The Company had $110,750 on deposit with an affiliated bank at December 31, 2009.

Related-party transactions settle in the normal course of business.

Note 7 - Employment Agreements

The Company and Parent Company have employment agreements with key executives, which provide for incentive compensation and severance provisions that include compensation and noncompetition agreements. The employment agreements provide that employment is at-will and, therefore, may be terminated by either party.

Note 8 - Stock Compensation Plans

Under the Parent Company's 2005 stock option plan, 200,000 shares of its common stock are authorized for distribution to certain key employees. The exercise price of each option equals the fair market value of the Parent Company's stock on the date of grant, and an option's maximum term is 10 years. Options granted vest over a three- to four-year period. During 2008, the 2005 Stock Option Plan was replaced with the Parent Company's 2008 Equity Plan. No additional grants will be made under the 2005 plan.

In August 2008, the Parent Company adopted the 2008 Equity Plan (the Plan). The Plan authorizes the grant of equity awards as long as the number of shares of common stock granted under the Plan added to the number of options granted under the 2005 stock option plan does not exceed 276,860 shares. The Plan became effective August 31, 2008, and will terminate 10 years after its effective date.

(continued)

Banc Investment Group, LLC
December 31, 2009

Note 8 - Stock Compensation Plans *(continued)*

The Parent Company has 229,560 options/shares remaining to grant at December 31, 2009.

The Company uses the Black-Scholes option valuation model to determine the weighted-average fair value of options. The Company utilizes assumptions on expected life, risk-free interest rate, expected volatility and dividend yield to determine such values. When grants occur, the expected life of options would be derived utilizing an allowable simplified method. The risk-free rate would be based on treasury instruments in effect on the date of grant, whose terms are consistent with the expected life of the Company's stock options. Expected volatility would be based on historical volatility of the Parent Company's stock. The dividend yield would be based on historical experience and expected future changes.

There were no stock option grants to the Company's employees in 2009.

A summary of the status of the Parent Company's stock option grants to Company employees for the year ended December 31, 2009, is presented below:

	Shares	**Weighted-Average Exercise Price**
Outstanding at beginning of year	10,830	$43.57
Outstanding at end of year	**10,830**	**43.57**
Vested or expected to vest at December 31, 2009	**10,610**	**43.89**
Options exercisable at year-end	8,390	43.20

The remaining contractual life of options outstanding is 5.7 years.

At December 31, 2009, the stock options had no intrinsic value, as the exercise price is above the market price of the stock. The restricted stock grants are valued at fair market value at date of grant. The restricted stock grants vest on the anniversary of the grant date over a period of four to five years, and expense is recognized using the straight-line method in the accompanying financial statements.

(continued)

Banc Investment Group, LLC
December 31, 2009

Note 8 - Stock Compensation Plans *(concluded)*

The following summarizes activity under the Parent Company's restricted stock plan for restricted stock issued to the Company employees and Parent Company's directors of vested and nonvested shares and changes for the year ended December 31, 2009:

	Shares	Fair Value
Nonvested restricted stock grants at December 31, 2008	7,977	$48.00
Granted	7,560	43.00
Forfeited	(1,073)	48.00
Vested	(1,602)	48.00
Nonvested restricted stock grants at December 31, 2009	**12,862**	**$45.06**

Total stock-based compensation expense recognized for the year ended December 31, 2009, totaled $155,808, and no tax benefit was realized.

Compensation expense yet to be recognized for stock-based awards that have been awarded but not vested for future years is $591,909 and will be recognized over the next four years.

Note 9 - Net Capital Requirements

The Company is a broker/dealer, subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $932,615 which was $840,066 in excess of its required net capital of $92,550. The Company's net capital ratio was 1.49 to1 at December 31, 2009.

Supplemental

Schedules

Banc Investment Group, LLC
December 31, 2009

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1

Computation of Net Capital	
Member's equity	$2,556,295
Deductions:	
Accounts receivable	472,545
Intangible assets	250,000
Software development costs	603,857
Furniture and equipment	148,544
Other assets	123,763
Haircut on money market mutual funds	24,971
Net capital	**$ 932,615**
Computation of Net Capital	
Aggregate indebtedness	**$1,388,251**
Computation of Basic Net Capital Requirement	
Minimum net capital required (minimum of $5,000 or 6 2/3 percent of aggregate indebtedness)	$ 92,550
Ratio of aggregate indebtedness to net capital	1.49 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2009, computed by Banc Investment Group, LLC in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3, under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3, under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Banc Investment Group, LLC
San Francisco, California

In planning and performing our audit of the financial statements of **Banc Investment Group, LLC** (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling their responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(continued)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Seattle, Washington
February 24, 2010

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Audit Committee
Pacific Coast Bankers' Bancshares
340 Pine Street, Suite 401
San Francisco, CA 94104

Attention: Audit Committee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Banc Investment Group, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences.
2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, contained in a detail revenue schedule tied directly to the audited financial statements, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, revenue detail, supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Seattle, Washington
February 24, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052889 FINRA DEC
BANC INVESTMENT GROUP LLC 17*17
~~340 PINE ST STE 401~~
SAN FRANCISCO CA 94104-3238

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MIKE DOHREN (415) 399-5835

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,533

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,987)

   1/8/09, 7/28/09
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) (4,454)

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ (4,454)

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ ______

   H. Overpayment carried forward $(4,454)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BANC INVESTMENT GROUP, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of FEBRUARY, 2010.

SVP & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 10,274,864

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 2,598,545

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 7,062,977

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) — 0

Total deductions — 9,661,521

2d. SIPC Net Operating Revenues — $ 613,342

2e. General Assessment @ .0025 — $ 1,533

(to page 1 but not less than $150 minimum)

SIPC Worksheet
Apr - Dec 2009
Line 2c(8)

3,349	Interest income
2,351,481	Total brokerage (non-securities related)
3,920,968	Total consulting services (non-securities related)
787,178	Total other revenue (non-securities related)
7,062,977	Total other revenue

SIPC-7T
FINRA 052889
Banc Investment Group, LLC